Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: May 27, 2015

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Sprott
Asset Management LP

The Sprott Advantage Brings Value to Your Investment

→ WHAT ARE THE OFFERS?
→ WHAT ARE THE FACTS?
→ WHY SPROTT?
→ HOW DO I BENEFIT?
→ HOW DO I GET THE SPROTT ADVANTAGE?

YES! ➤

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

See The Difference!	Sprott Physical Trusts	GTU / SBT
EnhancedLiquidity	✓	✕
Global Brand Recognition	✓	✕
Physical Redemption Feature	✓	✕
Custodied by The Royal Canadian Mint	✓	✕
Ongoing Marketing Support	✓	✕

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About The Offer

PRESENTATION



Sprott Asset Management ("Sprott") is pleased to offer unitholders of Central GoldTrust and Silver Bullion Trust an opportunity to exchange their units for units of the Sprott Physical Gold Trust or Sprott Physical Silver Trust ("the Sprott Physical Trusts"), respectively.

Sprott feels strongly that any investor in a physical bullion vehicle deserves a secure, convenient and exchange-traded alternative to actually holding physical gold that has reasonable redemption features, trades at or around the market value of the bullion that it holds, and is actively marketed to generate buying interest and enhanced trading liquidity.

Unfortunately, your units of Central GoldTrust and Silver Bullion Trust have traded at a persistent discount to the underlying value of the metal held in those vehicles. Sprott believes this is the case because management of Central GoldTrust and Silver Bullion Trust management does not reinvest the fees it collects to market the products. Central GoldTrust and Silver Bullion Trust also have punitive redemption features that do not allow you to take possession of your gold or silver, but only entitles you to redeem your units for a cash amount that is significantly below its market value.

Sprott believes that the Sprott offers will address these problems.

Sprott is a global leader in precious metals investing and is committed to creating value for investors in our products. Sprott has the proven track record and best-in-class platform which it believes can address the persistent trading discounts endured by Central GoldTrust and Silver Bullion Trust unitholders. The Sprott Physical Trusts offer physical redemption features and Sprott actively markets the products to retail and institutional investors. We believe this commitment to marketing creates buying demand that supports the price of Sprott Physical Trust units. As a result:

1. **Sprott Physical Trust units have consistently traded at or near the NAV of the bullion held by the Sprott Physical Trusts.**
2. **By accepting the Sprott offer, you will significantly reduce the discount at which your Central GoldTrust and Silver Bullion Trust units were trading when the Sprott offer was announced, unlocking approximately U.S.$3.06 and U.S. $0.91 in value per unit, respectively.**
3. **The two largest unitholders of Central GoldTrust and the largest unitholder of SBT have publicly expressed their support of the Sprott offer.**

In addition, since the Sprott offer were announced, the discount at which Central GoldTrust units were trading has narrowed by approximately 26%. The discount at which Silver Bullion Trust units were trading has narrowed by approximately 51%. However, if the Sprott offer is not successful, Sprott believes the price of Central GoldTrust and Silver Bullion Trust units could decline to pre-Sprott announcement levels.

YES! ➤

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

CALL NOW: 1-888-518-6805

Sprott Asset Management LP

The Sprott Advantage Brings Value to Your Investment

- → WHAT ARE THE OFFERS?
- → WHAT ARE THE FACTS?
- → WHY SPROTT?
- → HOW DO I BENEFIT?
- → HOW DO I GET THE SPROTT ADVANTAGE?

YES! ➤

Click Yes! or call 1-888-518-6805 to participate in the Sprott offer

What are the offers?

The Sprott offer is designed to address the ongoing concerns of Central GoldTrust and Silver Bullion Trust unitholders. Unitholders will have an opportunity to move into investment vehicles that have consistently outperformed Central GoldTrust and Silver Bullion Trust, while also benefitting from increased liquidity, commitment to marketing support, and a significantly larger asset bases.

Sprott believes Central GoldTrust and Silver Bullion Trust units have persistently traded at a discount because Central GoldTrust and Silver Bullion Trust's management does not reinvest the fees it collects in marketing the products.

Central GoldTrust and Silver Bullion Trust also do not allow you to take possession of your gold or silver and feature a punitive redemption feature that forces you to redeem your units for less than market value.

Sprott believes it can address these problems. Here's how the exchange will work:

For Central GoldTrust unitholders: The number of Sprott Physical Gold Trust units to be distributed to each Central GoldTrust unitholder will be determined on a NAV to NAV basis. For example, based on the NAV per unit of Sprott Physical Gold Trust US$9.98 and Central GoldTrust US$44.36 on May 22, 2015, you would receive 4.45 Sprott Physical Gold Trust units for each Central GoldTrust unit tendered to the Sprott offer. You will not be required to pay any fee or commission when you participate in this offer and each unit carries the right to vote at Sprott Physical Gold Trust unitholder meetings.

For Silver Bullion Trust unitholders: The number of Sprott Physical Silver Trust units to be distributed to each Silver Bullion Trust unitholder will be determined on a NAV to NAV basis. For example, based on the NAV per unit of Sprott Physical Silver Trust US$6.66 and Silver Bullion Trust US$10.00 on May 22, 2015, you would receive 1.5 Sprott Physical Silver Trust units for each Silver Bullion Trust unit tendered to the Sprott offer. You will not be required to pay any fee or commission when you participate in this offer and each unit carries the right to vote at Sprott Physical Silver Trust unitholder meetings.

YES! ➤

Click Yes! or call 1-888-518-6805 to participate in the Sprott offer

CALL NOW: 1-888-518-6805

Sprott Asset Management LP

The Sprott Advantage Brings Value to Your Investment

→ WHAT ARE THE OFFERS?
→ WHAT ARE THE FACTS?
→ WHY SPROTT?
→ HOW DO I BENEFIT?
→ HOW DO I GET THE SPROTT ADVANTAGE?

YES! >

Click Yes! or call 1-888-518-6805 to participate in the Sprott offer

What are the facts?

Central GoldTrust and Silver Bullion Trust have persistently traded at a discount. Sprott believes that Central GoldTrust and Silver Bullion Trust units persistently trade at a discount to NAV because Central GoldTrust and Silver Bullion Trust's management does not reinvest the fees it collects in marketing the products.

Additionally, Central GoldTrust and Silver Bullion Trust feature a punitive redemption feature that forces unitholders to redeem their units for less than market value. Central GoldTrust and Silver Bullion Trust do not allow their unitholders to redeem for physical gold or silver.

Sprott believes that Central GoldTrust and Silver Bullion Trust's expense ratios are high given their trustees' and administrators' limited scope of duties, responsibilities and actions, including the lack of any duties or responsibilities in connection with redeeming units for physical bullion.

Investors in the Sprott Physical Trusts benefit from Sprott's commitment to ongoing product marketing, promotion and engagement with investors, all of which are made possible through competitive management fees. This ongoing commitment of capital and qualified personnel contributes to the consistently superior trading of the Sprott Physical Trusts compared to Central GoldTrust and Silver Bullion Trust.

Sprott is uniquely positioned to provide unitholders of Central GoldTrust and Silver Bullion Trust with a meaningful choice about how their physical bullion is managed. Sprott has the proven track record and best-in-class platform which it believes can address the persistent trading discounts endured by Central GoldTrust and Silver Bullion Trust unitholders. The Sprott Physical Trusts offers an industry-leading physical redemption feature and Sprott actively markets the product to retail and institutional investors. This commitment to marketing creates buying demand that supports the price of Sprott Physical Trusts' units.

Since Sprott announced the offers the trading discounts have narrowed. Since Sprott announced its intended Exchange Offers on April 23, 2015, the discounts to NAV at which Central GoldTrust and Silver Bullion Trust are trading have narrowed by 26% and 51%, respectively, unlocking approximately U.S.$25 million and U.S.$6 million in GTU and SBT unitholder value, respectively (based on the closing prices of: (i) the GTU and PHYS units on NYSE MKT and NYSE Arca, respectively, and (ii) the SBT Units and the PSLV Units on the TSX and NYSE Arca, respectively, on May 22, 2015).

Large unitholders have reacted positively to Sprott's offer. The Sprott offer has already been publicly supported by the two largest unitholders of Central GoldTrust. Pekin Singer Strauss Asset Management Inc. and Polar Securities, have publicly declared their support for the Offer for Central Gold Trust. Together these two unitholders control approximately 12.7% of the outstanding units of GTU and Polar Securities controls approximately 10% of the outstanding units of SBT.

YES! >

Click Yes! or call 1-888-518-6805 to participate in the Sprott offer

CALL NOW: 1-888-518-6805

Sprott Asset Management LP

The Sprott Advantage Brings Value to Your Investment

→ WHAT ARE THE OFFERS?
→ WHAT ARE THE FACTS?
→ WHY SPROTT?
→ HOW DO I BENEFIT?
→ HOW DO I GET THE SPROTT ADVANTAGE?

YES! >

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

Why Sprott?

The Benefits of Sprott Physical Bullion Trusts

The goal of the Sprott Physical Gold Trust and Sprott Physical Silver Trust ("the Trusts") is to provide a secure, convenient and exchange-traded investment alternative for investors who want to hold physical bullion. The Trusts offer a number of advantages over traditional exchange-traded bullion funds.

The Trust invest primarily in long-tenure holdings of unencumbered, fully-allocated physical bullion and will not speculate with regard to short-term changes in bullion prices.

Unlike some of their competitors, the Trusts will not invest in certificates, futures or other financial instruments that represent or may be exchanged for bullion.

The Trusts offer a monthly physical bullion redemption feature. Unitholders may redeem Units for bullion for a redemption price equal to 100% of the net asset value of Units redeemed, less redemption expenses.[1] The redemptions are subject to minimum redemption amounts[2] and Sprott offers worldwide delivery for redeemed physical bullion.[3]

The Sprott Advantage:

1. Secure Storage

The Trusts' physical gold or silver bullion is fully allocated and stored at a secure third party storage location in Canada. The physical bullion is subject to periodic inspection and audits.

2. Bullion assets not held with a bank owned custodian

Unlike most traditional exchange-traded precious metals funds, there is no financial institution between unitholders and the Trusts' physical bullion. The Trusts hold their bullion assets in custody of The Royal Canadian Mint, a Canadian Crown Corporation, which acts as an agent of the Government of Canada.

3. Potential Tax Advantage for Certain U.S. Investors

For U.S. non-corporate investors who hold units of a Trust for one year or more and timely file a QEF form, gains realized on the sale of the Trust's units are currently taxed at a capital gains rate of 20% (15% for married filers earning less than $450,000 and single filers earning over $400,000 per year), versus 28% applied against most precious metals ETF's and physical gold or silver coins.

4. Ability to Redeem Units for Physical Bullion

Unitholders who hold certain minimum dollar value equivalents have the ability to redeem their units for physical bullion on a monthly basis. Please see the offers circular for details. The Custodian of the physical bullion can deliver the bars, plates or ingots almost anywhere in the world via an armored transportation service carrier. All physical redemptions are equal to 100% of the NAV of the redeemed units, less redemption and delivery expenses, including the handling of the notice of redemption and the applicable bullion storage in-and-out fees.

5. Investment in Physical Bullion Only

With the exception of cash held by the Trusts to pay expenses and anticipated redemptions, the Trusts exclusively invest in physical bullion in London Good Delivery bar form for the gold and silver bullion as defined by the London Bullion Market Association.

6. Fully Allocated Physical Bullion - No Exceptions

The Trusts' bullion holdings are fully allocated. Unlike other bullion funds, the Trusts do not have an unallocated account that is used to facilitate transfers of bullion between financial institutions that act as authorized participants. Without exception, all of the bullion owned by the Trusts is held in the Trusts' allocated accounts in physical bar plate or ingot form.

7. Potential to Trade at a Premium to Net Asset Value

Because of their unique features and favourable tax treatment, the Trusts have the potential to trade at a premium to their net asset values ("NAV"). The Trusts may also trade at a discount.

YES! >

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

[1] Based on the last day of the month on which the NYSE Arca is open for trading for the month in respect of which the redemption request is processed
[2] Refer to the offer circulars for further details
[3] Provided that the transportation/delivery instructions are acceptable to the armored transportation service carrier

CALL NOW: 1-888-518-6805

Sprott
Asset Management LP

The Sprott Advantage Brings Value to Your Investment

- WHAT ARE THE OFFERS?
- WHAT ARE THE FACTS?
- WHY SPROTT?
- HOW DO I BENEFIT?
- HOW DO I GET THE SPROTT ADVANTAGE?

YES! >

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

How do I benefit?

Sprott is offering Central GoldTrust and Silver Bullion Trust unitholders an opportunity to move into investment vehicles that have consistently outperformed their existing investments in Sprott Physical Gold Trust and Sprott Physical Silver Trust.

Central GoldTrust and Silver Bullion Trust unitholders will benefit from Sprott's superior investment platform, its commitment to marketing and its Trusts' physical redemption features – all of which Sprott expects will result in a meaningful reduction in the current NAV discount impacting the unitholders' investment.

Based on the relative trading values to NAV of the Sprott Physical Trusts, the proposed exchange offers would unlock US$3.06 per unit for Central GoldTrust unitholders.

For Silver Bullion Trust unitholders, the proposed transaction would unlock US$0.91 per unit.

Together, the offers would unlock US$64 million in unitholder value.

Central GoldTrust and Silver Bullion Trust unitholders will also benefit from increased liquidity, physical redemption features and significantly larger asset bases.

CALL NOW: 1-888-518-6805

Sprott Asset Management LP

The Sprott Advantage Brings Value to Your Investment

- → WHAT ARE THE OFFERS?
- → WHAT ARE THE FACTS?
- → WHY SPROTT?
- → HOW DO I BENEFIT?
- → HOW DO I GET THE SPROTT ADVANTAGE?

YES! >

Click Yes! or call **1-888-518-6805** to participate in the Sprott offer

How do I get the Sprott Advantage?

Keep a look out in your mailbox. You will be receiving an information circular from Sprott shortly.

In the meantime, if you have any questions please call Kingsdale Shareholder Services at 1-888-518-6805 or email contactus@kingsdaleshareholder.com

Merger Agreement among Sprott Physical Gold Trust, Sprott Asset Management Gold Bid LP and Central GoldTrust.

Merger Agreement among Sprott Physical Silver Trust, Sprott Asset Management Silver Bid LP and Silver Bullion Trust.